BCM RESOURCES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended May 31, 2008 and subsequent information up to July 25, 2008

The following is a discussion and analysis of the consolidated financial condition and operating results of BCM Resources Corporation (the “Company”) for the nine months ended May 31, 2008. The discussion should be read in conjunction with the unaudited interim financial statements of the Company and the notes thereto for the nine months ended May 31, 2008 and the audited consolidated financial statements for the period ended August 31, 2007. The unaudited interim financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

OVERALL PERFORMANCE

During the nine month period being reviewed, the Company’s focus has been on exploring its Shan molybdenum property, located 25km north of Terrace, BC. During this period, the Company completed a third drilling programs on the Shan property with 16 holes totaling 3556 metres being completed. The Phase 3 Program commenced October 1 2007 and finished December 10, 2008. Five of the holes totaling 1080 m were drilled at the Shan South Triangle Zone, and the remaining Eleven holes totaling 2476 m were drilled at Shan North.

As detailed in the company’s recently filed Technical Report (NI 431-101 July 8 2008), diamond drilling by BCM has outlined significant molybdenum mineralization in two areas on Shan South and identified extensive erratic mineralization at Shan North. No resources have been defined to date, and the NI 43-101 author recommends a near term focus on exploration to define additional areas of mineralization.

The 2007 airborne magnetometer survey results identify a number of areas of low relative magnetic intensity which may be due to magnetite destruction caused by hydrothermal alteration, possibly associated with molybdenum mineralization. Surface prospecting has found molybdenite mineralization associated with local areas of low relative magnetic response which may represent magnetite destruction associated with hydrothermal alteration channeled along structures. 3D computer modeling of the aeromagnetic results at Shan South shows an apparent spatial relationship between the drill-defined Mo-bearing zones and a “trough” of low relative intensity within altered granodiorite. A number of linear magnetic features are apparent from the airborne survey results. The author of the NI 43-101 report recommends that these areas be “ground-truthed” to establish which structural directions are associated with Mo mineralization.

Ground follow-up work involving a combination of rock and soil geochemical sampling, reconnaissance geological mapping and prospecting, and in some areas ground geophysics is recommended. The detail and mix of exploration techniques will be dependent on the local outcrop density, topography, and bedrock geology. The current model suggests that the most favourable areas are likely the contact zone of the Carpenter Creek Pluton and/or along and adjoining structural zones which may have acted as fluid pathways. Within the Carpenter Lake Pluton, and particularly on the newly staked McRae claims, initial prospecting should focus on areas where the airborne magnetic results have defined areas of low magnetic intensity and/or structural disruption.

Reconnaissance surface work is planned for the summer of 2008 to better define targets for further diamond drilling at Shan North.

The proposed work program at Shan South in 2008 will focus on exploring for new mineralized zones to augment the currently defined mineralization at the Las margaritas and Camp Zones. This work may include drill-testing of magnetic lows to the south, east and west of the Las Margaritas and Camp Zones as well as carrying out additional drilling on Las Margaritas Zone to better define its extent and grade. Further drilling is also planned on the lower portion of the Triangle Zone closer to the adit, of which historical reports refer to narrow quartz veins containing visible molybdenite with assay values of up to 0.42% Mo.

The Qualified Person for the Shan project and author of the Shan Property Technical Report is Daryl Hanson, P.Eng., who is a Qualified Person as defined in NI 43-101.

RESULTS OF OPERATION

For the three months ended May 31, 2008, total revenues were nil and total expenses were $66,779. This compares with total expenses of $545,426 for the three months ended May 31, 2007. The significant difference between the two periods is due to stock based compensation recorded in May 2007 of $392,130 and increased professional fees in 2007 related to the start up of the Company.

SELECTED QUARTERLY FINANCIAL INFORMATION

A summary of the five most recent quarters is as follows:

	Quarter ended May 31, 2008	Quarter ended Feb 29, 2008	Quarter ended Nov 30, 2007	Quarter ended Aug 31, 2007	Quarter ended May 31, 2007
Revenue	Nil	Nil	Nil	Nil	Nil
Net income (loss)	$(66,779)	$(94,711)	$(40,156)	$(42,013)	$(545,426)
Income (loss) per share	$(0.005)	$(0.007)	$(0.004)	$(0.005)	$(0.085)

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2008 the Company had a working capital surplus of $649,668 ($1,674,508 surplus at August 31, 2007). The Company’s current assets include $71,878 in cash on May 31, 2008 and $112,793 in a term deposit, ($1,576,713 – August 31, 2007), $72,394 in GST receivable, $389,591 in income taxes receivable, and $10,237 in prepaid expenses. The Company has no other liquid assets as at May 31, 2008. The Company has total non-current assets of $4,349,126 of which $4,328,156 is capitalized exploration expenditures. Accounts payable is $4,144 on May 31, 2008 and the amount due to related parties is $3,081.

In order to maintain operations and cover administrative costs, the Company will need to raise additional financing. In the past the Company has relied on sales of equity securities to meet its cash requirements. There can be no assurance that additional funding from this or other sources will be available in the future to satisfy operational requirements and cash commitments.

SHARE CAPITAL

The total number of shares outstanding as at July 25, 2008 was 12,075,511.

There were 275,000 stock options outstanding, exercisable at $0.50 per share until September 25, 2011, 240,000 stock options outstanding, exercisable at $0.50 per share until October 10, 2011, 135,000 stock options outstanding, exercisable at $0.90 per share until February 15, 2012 and 395,000 stock options outstanding, exercisable at $1.30 per share until March 30, 2012. 10,000 stock options were exercised on April 23, 2007 at $0.50 per share.

As at July 25, 2008, the Company had no outstanding share purchase warrants.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CHANGES IN ACCOUNTING POLICIES

There has been no change in the Company’s accounting policies during the period.

STOCK OPTIONS

No stock options were exercised during the three months ended May 31, 2008.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company currently does not own, hold or have any material interest in, or liability associated with, any financial or other instruments.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

ADDITIONAL INFORMATION

Additional information is available on the SEDAR website at www.sedar.com.